FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated March 24, 2006, regarding the decisions made at the Mandatory Annual Shareholders’ Meeting, the Special Class A Shareholders’ Meeting and the Special Class B Shareholders’ Meeting.

2.	Translation of a letter to CONASEV, dated March 27, 2006, regarding the decisions made at the Board of Directors’ Meeting.

3.	Translation of a letter to CONASEV, dated March 29, 2006, regarding the call to the Mandatory Annual Shareholders’ Meeting.

Item 1

Lima, March 24th, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re: Key Events

Gentlemen:

In compliance with Article 28 of the Stock Market Law and CONASEV Resolution N° 107-2002-EF/94.10, Telefónica del Perú S.A.A. hereby informs you that the Mandatory Annual Shareholders’ Meeting, the Special Class A Shareholders’ Meeting and the Special Class B Shareholders’ Meeting have been held today and the following agreements were adopted:

MANDATORY ANNUAL SHAREHOLDERS’ MEETING

1.	Approved the Company’s corporate management and the individual and consolidated audited financial statements pertaining to the 2005 fiscal year. Enclosed to this document you will find the Annual Memory, approved in the meeting, which includes non material modifications -editing- of the version that was registered in your institution on February, 2006. The annual audited financial information has not been enclosed to this document since it has not changed compared to the version that was registered as key event.

2.	Approved that all of the net profit, after the subtraction of the legal reserve, will be destined to the accumulated results account for future application. In addition, the meeting authorized the Board of Directors, should they consider it appropriate and after evaluation the company’s financial situation, to: (i) decide the future of the accumulated results, being able to create a free disposition reserve charged to all or part of the aforementioned results or dividend payment in one or more sections; and (ii) set a provisional dividend on account of the definite dividend approved by the Annual Shareholders’ Obligatory Meeting from the year 2006.

3.	Authorized the Board of Directors to designate the external auditors for the 2006 fiscal year.

4.	Board of Directors will be nine for the 2006-2009 mandate.

5.	Maintained the same amount of annual remuneration for the directors for the present fiscal year, which will be paid to main and substitute directors, if they are not not executives of any of the Telefonica Group’s entreprises, excluding the President of the Board of Directors.

6.	Approved a capital stock reduction program for the devolution of the contribution of the shareholders, which will be executed in a period no longer than twelve months counted from the date of the Shareholders’ Meeting and for a maximum amount of S/. 1 000 000 000,00. The Shareholders’ Meeting also authorized the Board of Directors to determine the amount, opportunities and other conditions of the capital stock reductions that are executed in compliance with the granted authorization.

7.	Approved the amortization of 17 456 037 Class B shares of the own issued shares on account of the capital stock and the accumulated results account, which were purchased in compliance with the agreement taken in the General Shareholders’ Meeting of March 26th, 2004. In this sense, a capital stock reduction was agreed in an amount equivalent to the nominal value of the class B treasury stock, that is, S/. 17 456 037. Thus, the capital stock was reduced from S/. 1 721 964 417 to S/. 1 704 508 380, represented in 1 704 508 380 shares of a nominal value of S/. 1.00 each, wholly undersigned and paid.

SPECIAL ANNUAL SHAREHOLDER’S MEETING

The Special Class A Shareholders’ Meeting and the Special Class B Shareholders’ Meeting elected the titular and substitute directors for the 2006-2009 period. Consequently, the new Board of Directors will be the following:

Directores Titulares	Directores Alternos
Antonio Carlos Valente Da Silva	Julia María Morales Valentín
José María Álvarez Pallete – López	Manuel Álvarez-Trongé
José Fernando de Almansa Moreno-Barreda	Eduardo Navarro de Carvalho
Juan Revilla Vergara	Santiago Teresa
Javier Nadal Ariño	Manoel Amorim
Enrique Used Aznar	Mariano de Beer
José María Del Rey Osorio	Manuel Echánove Pasquín
Luis Javier Bastida Ibargüen	Javier Delgado Martínez
Alfonso Ferrari Herrero	Claudio Muñoz Zuñiga

We remain at your disposition for any additional information that you may deem necessary

Sincerely,

Julia María Morales Valentín

Stock Market Representative

TELEFÓNICA DEL PERÚ S.A.A.

Item 2

Lima, March 27th, 2005

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re: Important Events

Gentlemen:

In compliance with Article 28 of the Stock Market Law, approved by Supreme Decree N° 093-2002-EF, and CONASEV Resolution N° 107-2002-EF/94.10 Telefónica del Perú S.A.A. hereby informs you, a key Important Event, that the following agreements were taken place in today’s Telefónica del Perú S.A.A.’s Board of Directors Meeting held today:

1.	Approval of the Merger Project between Telefónica del Perú S.A.A. and Telefónica Empresas Perú S.A.A., drafted jointly by both companies’ Managements (hereinafter the “Merger Project”), which proposes the implementation of a merger process by which Telefónica del Perú S.A.A. would absorb Telefónica Empresas Perú S.A.A., vanquishing the latter’s legal status, without its winding up.

2.	Empower Mr. Antonio Carlos Valente Da Silva, Brazilian, identified with Foreign Identification Card N° 000258566; Michael Duncan Cary-Barnard, identified with National Identification Document N° 10803501; and Julia María Morales Valentín, identified with National Identification Document N° 08768750, in order that they may, individually and whichever one of them: (i) determine the date, place and time of the shareholders’ meeting which must take into account the Merger Project in order to approve it or not; (ii) set the corresponding cut and register dates for the holding of such shareholders’ meeting; (iii) determine the agenda to be discussed during such shareholders’ meeting; (iv) arrange the publishing of the corresponding meeting notices; (v) formulate the motions that will be under consideration of the shareholders’ meeting; (vi) modify such motions previous to, or at the time of, the shareholders’ meeting; and (vii) generally take on all measures which may be needed for the natural development of the shareholders’ meeting.

In agreement with what we have expressed above, you may find herein:

a.	The Merger Project, which establishes as the effective date of the marger May 1st, 2006. Such document states (i) the criteria used to determine the relation of the trade of Telefónica del Perú S.A.A.’s shares; (ii) the relation of the trade of Telefónica Empresas Perú S.A.A.’s shares; (iii) the intention of keeping registered – after the merger – at Lima’s Stock Market Telefónica del Perú S.A.A.’s shares; and (iv) the intention of desregister – after the merger – Telefónica Empresas Perú S.A.A.’s shares from Lima’s Stock Market, as a result of such company’s termination.

b.	A chart which explains the way in which the relation of the trade of Tefónica Empresas Perú S.A.A.’s shares has been determined, as proposed by the Merger Project.

Also, we must state the following:

a.	That, as Telefónica del Perú S.A.A. and Telefónica Empresas Perú S.A.A. are companies which stock are registered at the Public Registry of the Stock Market, it is not necessary to send their financial statements corresponding to these companies.

b.	That, as it is stated on the Merger Project, the criteria for the valorization of the participant companies on the merger used in order for that process to take place, is the valuation for discounted free cash flow. Such valuation was held by Interinvest S.A., whose opinion is part of the Merger Project as Index 2.

c.	That, there are no (i) special rights; (ii) agreed benefits in favour of Telefónica del Perú S.A.A. and/or Telefónica Empresas Perú S.A.A.’s; (iii) other particular benefits; in neither Telefónica del Perú S.A.A. or Telefónica Empresas Perú S.A.A.’, that being the case, the attachment of any listings for these concepts is not needed.

We remain at your disposition for any additional information that you may find necessary

Sincerely,

Julia María Morales Valentín

Stock Market Representative

TELEFÓNICA DEL PERÚ S.A.A.

Item 3

Lima, March 29th, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re: Important Events

Gentlemen:

In compliance with Article 28 of the Stock Market Law, and CONASEV Resolution No. N° 107-2002-EF/94.10 Telefónica del Perú S.A.A. hereby informs you about the call to the Mandatory Annual Shareholder’s Meeting, which will take place on April 24th 2006, in Av. Arequipa 1155, Santa Beatriz, Lima, at 8:30 am. If the quorum determined by law is not reached in the first assembly, the Mandatory Annual Shareholder’s Meeting will take place on April 28th 2006 or May 2nd, 2006, in second and third call, respectively, at the same place and time indicated for the first assembly. The meeting will decide about the following matters:

1.	Approval of the merger project between Telefónica del Perú S.A.A. and Telefónica Empresas Perú S.A.A, and the modification of articles 5 and 6 of the bylaws.

2.	Delegation of authority to the Board of Directors for agreeing the capital stock reduction and the consequent modification of article 5 of the company’s bylaws in case of the eventual exercise of the right of separation of the shareholders of Telefónica del Perú S.A.A. and Telefónica Empresas Perú S.A.A as a consequence of the merger project approval.

In compliance with the Regulations on Important Events, Reserved Information and Other Communications, please find enclosed herewith the files containing the following information, which are available to the shareholders at the Board of Directors Secretariat:

•	Notice of the meeting to be published in the next few days in “El Peruano” and in another newspaper of important circulation in Lima.

•	Motions.

We remain at your disposition for any additional information that you may find necessary.

Sincerely,

Julia María Morales Valentín

Stock Market Representative

TELEFÓNICA DEL PERÚ S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: April 17, 2006	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.